Exhibit 99.1

Nano Labs to Hold 2023 Annual General Meeting on December 1, 2023

HANGZHOU, China, Oct. 18, 2023 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that it would hold its 2023 annual general meeting of shareholders at 30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road, Hangzhou, Zhejiang, People’s Republic of China on December 1, 2023, at 10:00 a.m. (local time).

The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of MaloneBailey, LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2023. The Board has fixed October 23, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: +1-646-932-7242

Email: tina.xiao@ascent-ir.com